Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Nos. 333-271113
and 333-271113-01

Safehold GL Holdings LLC

$300,000,000 6.100% Senior Notes due 2034

Fully and unconditionally guaranteed by Safehold Inc.

February 29, 2024 Term Sheet

Issuer:	Safehold GL Holdings LLC
Guarantor:	Safehold Inc.
Security:	6.100% Senior Notes due 2034 (the “Notes”)
Expected Ratings (Moody’s / Fitch)*:	A3 / BBB+
Aggregate Principal Amount:	$300,000,000
Stated Maturity Date:	April 1, 2034
Issue Price:	98.957% of the principal amount
Coupon (Interest Rate):	6.100% per annum
Yield to Maturity:	6.240%
Benchmark Treasury:	UST 4.000% due February 15, 2034
Benchmark Treasury Price and Yield:	98-02 / 4.240%
Spread to Benchmark Treasury Yield:	+200 basis points
Interest Payment Dates:	April 1 and October 1 of each year, beginning on October 1, 2024
Optional Redemption:

Prior to January 1, 2034 (three months prior to the Stated Maturity Date of the Notes), “make-whole” call at T+30 basis points (calculated as though the actual Stated Maturity Date of the Notes was January 1, 2034)

On or after January 1, 2034 (three months prior to the Stated Maturity Date of the Notes), par call

CUSIP / ISIN:	785931AA4 / US785931AA40
Trade Date:	February 29, 2024

Settlement Date:	March 4, 2024 (T+2);
Joint Book-Running Managers:

J.P. Morgan Securities LLC

BofA Securities, Inc.

Goldman Sachs & Co. LLC

Truist Securities, Inc.

Mizuho Securities USA LLC

Barclays Capital Inc.

SMBC Nikko Securities America, Inc.

Morgan Stanley & Co. LLC

RBC Capital Markets, LLC

Senior Co-Managers:	Raymond James & Associates, Inc. Capital One Securities, Inc.
Co-Managers:	BNP Paribas Securities Corp. B. Riley Securities, Inc. Citizens JMP Securities, LLC

*       Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement and a prospectus with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and the related preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the underwriters can arrange to send you the prospectus and related preliminary prospectus supplement if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, J.P. Morgan Securities LLC collect at 1-212-834-4533 or Truist Securities, Inc. toll-free at 1-800-685-4786. This information does not purport to be a complete description of these securities or the offering. Please refer to the preliminary prospectus supplement for a complete description of the securities. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.